Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lake Shore Gold Corp. (the “Registrant”) on Form 40-F for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Merushe (Meri) Verli, Vice President of Finance and acting principal financial officer of the Registrant, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.              The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.              The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Merushe (Meri) Verli
Name:	Merushe (Meri) Verli
Title:	Vice President of Finance (acting principal financial officer)

Date:	March 28, 2013